SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 3Q17 results

São Paulo, November 14, 2017 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 3Q17 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2016.

SBSP3: R$ 29.46/share SBS: US$ 8.94 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 20.1 billion Closing quote: 11/14/2017

1.    Financial highlights

									R$ million
		3Q17	3Q16	Chg.(R$)%		9M17	9M16	Chg. (R$)%
	Gross operating revenue	2,999.7	2,854.1	145.6	5.1	8,930.6	8,148.2	782.4	9.6
	Construction revenue	712.9	1,097.8	(384.9)	(35.1)	2,215.2	2,620.2	(405.0)	(15.5)
	COFINS and PASEP taxes	(176.1)	(206.1)	30.0	(14.6)	(555.9)	(556.2)	0.3	(0.1)
(=)	Net operating revenue	3,536.5	3,745.8	(209.3)	(5.6)	10,589.9	10,212.2	377.7	3.7
	Costs and expenses	(1,711.4)	(1,615.5)	(95.9)	5.9	(5,528.0)	(5,147.9)	(380.1)	7.4
	Construction costs	(694.5)	(1,073.5)	379.0	(35.3)	(2,165.9)	(2,563.2)	397.3	(15.5)
	Equity result	1.2	0.5	0.7	140.0	4.7	2.3	2.4	104.3
	Other operating revenue (expenses), net	14.6	6.3	8.3	131.7	37.7	27.9	9.8	35.1
(=)	Earnings before financial result, income tax and social contribution	1,146.4	1,063.6	82.8	7.8	2,938.4	2,531.3	407.1	16.1
	Financial result	222.9	(176.8)	399.7	(226.1)	(54.5)	536.1	(590.6)	(110.2)
(=)	Earnings before income tax and social contribution	1,369.3	886.8	482.5	54.4	2,883.9	3,067.4	(183.5)	(6.0)
	Income tax and social contribution	(468.8)	(312.9)	(155.9)	49.8	(977.2)	(1,067.2)	90.0	(8.4)
(=)	Net income	900.5	573.9	326.6	56.9	1,906.7	2,000.2	(93.5)	(4.7)
	Earnings per share* (R$)	1.32	0.84			2.79	2.93
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

									R$ million
		3Q17	3Q16	Chg. (R$)%		9M17	9M16 Chg. (R$)%
	Net income	900.5	573.9	326.6	56.9	1,906.7	2,000.2	(93.5)	(4.7)
	Income tax and social contribution	468.8	312.9	155.9	49.8	977.2	1,067.2	(90.0)	(8.4)
	Financial result	(222.9)	176.8	(399.7)	(226.1)	54.5	(536.1)	590.6	(110.2)
	Other operating revenues (expenses), net	(14.6)	(6.3)	(8.3)	131.7	(37.7)	(27.9)	(9.8)	35.1
(=)	Adjusted EBIT*	1,131.8	1,057.3	74.5	7.0	2,900.7	2,503.4	397.3	15.9
	Depreciation and amortization	324.5	280.2	44.3	15.8	974.5	859.1	115.4	13.4
(=)	Adjusted EBITDA **	1,456.3	1,337.5	118.8	8.9	3,875.2	3,362.5	512.7	15.2
	(%) Adjusted EBITDA margin	41.2	35.7			36.6	32.9

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q17, net operating revenue, including construction revenue, reached R$ 3,536.5 million; a 5.6% decrease compared to the same period in 2016.

Costs and expenses, including construction costs, totaled R$ 2,405.9 million, 10.5% lower than in 3Q16.

Adjusted EBIT, in the amount of R$ 1,131.8 million, increased 7.0% from R$ 1,057.3 million recorded in 3Q16.

Adjusted EBITDA, in the amount of R$ 1,456.3 million, increased 8.9% from R$ 1,337.5 million recorded in 3Q16. (R$ 5,084.3 million in the last twelve months).

The adjusted EBITDA margin was 41.2% in 3Q17 against 35.7% in 3Q16 (35.1% in the last twelve months).

Excluding construction revenues and construction costs, the adjusted EBITDA margin was 50.9% in 3Q17 (49.6% in 3Q16 and 44.9% in the last twelve months).

In 3Q17 the Company recorded a net income of R$ 900.5 million, in comparison to a net income of R$ 573.9 million in 3Q16.

2. Gross operating revenue

Gross operating revenue from sanitation services, not including construction revenue, totaled R$ 2,999.7 million, an increase of R$145.6 million or 5.1%, when compared to the R$ 2,854.1 million recorded in 3Q16.

The main factors that led to this variation were:

•         Increase of 4.8% in the Company’s total billed volume (5.0% in water and 4.6% in sewage);

•         Lower estimated loss of wholesale revenue in 3Q17, in the amount of R$ 16.7 million, due to the payment received in the period, especially from the Guarulhos municipal government.

3. Construction revenue

Construction revenue decreased R$ 384.9 million or 35.1%, when compared to 3Q16. The variation was mainly due to lower investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, on quarter-on-quarter and year-to-date basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q17	3Q16%		3Q17	3Q16%		3Q17	3Q16%
Residential	394.2	377.6	4.4	336.3	321.0	4.8	730.5	698.6	4.6
Commercial	41.6	40.3	3.2	40.1	38.5	4.2	81.7	78.8	3.7
Industrial	7.8	8.0	(2.5)	9.4	9.5	(1.1)	17.2	17.5	(1.7)
Public	10.2	10.2	-	9.2	9.0	2.2	19.4	19.2	1.0
Total retail	453.8	436.1	4.1	395.0	378.0	4.5	848.8	814.1	4.3
Wholesale (2)	65.4	58.4	12.0	8.6	7.9	8.9	74.0	66.3	11.6
Total	519.2	494.5	5.0	403.6	385.9	4.6	922.8	880.4	4.8
	9M17	9M16%		9M17	9M16%		9M17	9M16%
Residential	1,177.9	1,135.6	3.7	1,002.7	961.4	4.3	2,180.6	1,097.0	4.0
Commercial	123.9	121.7	1.8	118.9	115.7	2.8	242.8	237.4	2.3
Industrial	23.6	23.7	(0.4)	28.1	28.8	(2.4)	51.7	52.5	(1.5)
Public	30.6	30.5	0.3	27.1	26.8	1.1	57.7	57.3	0.7
Total retail	1,356.0	1,311.5	3.4	1,176.8	1,132.7	3.9	2,532.8	2,444.2	3.6
Wholesale (2)	191.6	167.1	14.7	26.5	21.1	25.6	218.1	188.2	15.9
Total	1,547.6	1,478.6	4.7	1,203.3	1,153.8	4.3	2,750.9	2,632.4	4.5
(1) Unaudited
(2) Reused water volume and non-domestic sewage are included in

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q17	3Q16%		3Q17	3Q16%		3Q17	3Q16%
Metropolitan	295.1	283.5	4.1	257.6	246.8	4.4	552.7	530.3	4.2
Regional (2)	158.7	152.6	4.0	137.4	131.2	4.7	296.1	283.8	4.3
Total retail	453.8	436.1	4.1	395.0	378.0	4.5	848.8	814.1	4.3
Wholesale (3)	65.4	58.4	12.0	8.6	7.9	8.9	74.0	66.3	11.6
Total	519.2	494.5	5.0	403.6	385.9	4.6	922.8	880.4	4.8
	9M17	9M16%		9M17	9M16%		9M17	9M16%
Metropolitan	877.5	846.0	3.7	763.9	735.1	3.9	1,641.4	1,581.1	3.8
Regional (2)	478.5	465.5	2.8	412.9	397.6	3.8	891.4	863.1	3.3
Total retail	1,356.0	1,311.5	3.4	1,176.8	1,132.7	3.9	2,532.8	2,444.2	3.6
Wholesale (3)	191.6	167.1	14.7	26.5	21.1	25.6	218.1	188.2	15.9
Total	1,547.6	1,478.6	4.7	1,203.3	1,153.8	4.3	2,750.9	2,632.4	4.5
(1) Unaudited
(2) Including coastal and interior region
(3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses as well as construction costs decreased 10.5% in 3Q17 (R$ 283.1 million). Excluding construction costs, costs and expenses increased by 5.9% (R$ 95.9 million).

As a percentage of net revenue, costs and expenses were 68.0% in 3Q17 compared to 71.8% in 3Q16.

								R$ million
	3Q17	3Q16 Chg. (R$)%			9M17	9M16 Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	623.4	292.3	331.1	113.3	1,927.8	1,488.0	439.8	29.6
General supplies	39.8	45.6	(5.8)	(12.7)	117.4	124.5	(7.1)	(5.7)
Treatment supplies	60.1	64.0	(3.9)	(6.1)	198.9	205.3	(6.4)	(3.1)
Services	288.4	347.1	(58.7)	(16.9)	920.9	945.8	(24.9)	(2.6)
Electricity	203.6	224.7	(21.1)	(9.4)	591.2	707.9	(116.7)	(16.5)
General expenses	184.4	249.3	(64.9)	(26.0)	633.9	640.6	(6.7)	(1.0)
Tax expenses	21.6	22.6	(1.0)	(4.4)	75.9	66.5	9.4	14.1
Sub-total	1,421.3	1,245.6	175.7	14.1	4,466.0	4,178.6	287.4	6.9
Depreciation and amortization	324.5	280.2	44.3	15.8	974.5	859.1	115.4	13.4
Allowance for doubtful accounts	(34.4)	89.7	(124.1)	(138.4)	87.5	110.2	(22.7)	(20.6)
Sub-total	290.1	369.9	(79.8)	(21.6)	1,062.0	969.3	92.7	9.6
Costs, administrative and selling expenses	1,711.4	1,615.5	95.9	5.9	5,528.0	5,147.9	380.1	7.4
Construction costs	694.5	1,073.5	(379.0)	(35.3)	2,165.9	2,563.2	(397.3)	(15.5)
Costs, adm & selling expenses and construction costs	2,405.9	2,689.0	(283.1)	(10.5)	7,693.9	7,711.1	(17.2)	(0.2)
% of net revenue	68.0	71.8			72.7	75.5

5.1. Salaries and payroll charges and Pension plan obligations

There was an increase of R$ 331.1 million in 3Q17, mainly due to:

•         Increase of R$ 34.5 million, mostly due to the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017; and

•         Migration of 3,572 participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais) in 3Q16, generating an early reduction of R$ 334.2 million in the actuarial deficit, offset by an incentive and extraordinary contribution of R$ 26.8 million, resulting in a net reduction of R$ 307.4 million in expenses in that period.

5.2. Services

Services expenses totaled R$ 288.4 million, R$ 58.7 million less than the R$ 347.1 million recorded in 3Q16. This decline was distributed in several items, including:

•         Marketing campaigns, in the amount of R$ 10.9 million;

•         Nautical services related to the application of chemicals in the water reservoirs, in the amount of R$ 10.1 million;

•         Leasing of machinery and equipment, in the amount of R$ 4.3 million; and

•         Telephony, in the amount of R$ 3.2 million.

5.3. Electricity

Electricity expenses totaled R$ 203.6 million in 3Q17, a decrease of R$ 21.1 million or 9.4% in comparison to the R$ 224.7 million in 3Q16. The main factors that contributed to this decrease were:

•         Average reduction of 12.1% in the free market tariffs, with an 14.6% increase in consumption;

•         Average reduction of 29.4% in the grid market tariff (TUSD), with a 19.6% rise in consumption; and

•         Average reduction of 3.0% in the regulated market tariffs, with a 3.0%.decrease in consumption.

In 3Q17, the free market accounted for 35.2% of the total electricity consumed by the Company, the grid market accounted for 31.9% and the regulated market accounted for 32.9% of total consumption.

5.4. General expenses

General expenses decreased R$ 64.9 million, or 26.0%, totaling R$ 184.4 million in 3Q17, versus the R$ 249.3 million recorded in 3Q16, mainly due to the following reasons:

•         Higher provisioning for lawsuits in 3Q16, totaling R$ 31.6 million; and

•         Non-recurring provisioning of R$ 38.1 million in 3Q16, related to the agreement with Empresa Metropolitana de Águas e Energia – EMAE.

5.5. Depreciation and amortization

Depreciation and amortization increased R$ 44.3 million or 15.8%, reaching R$ 324.5 million in 3Q17 in comparison to the R$ 280.2 million recorded in 3Q16, largely due to the beginning of operations of intangible assets, in the amount of R$ 1.6 billion.

5.6. Allowance for doubtful accounts

The allowance for doubtful accounts fell R$ 124.1 million, mainly due to lower delinquency rates in the period.

6. Other operational revenues (expenses), net

There was an R$ 8.3 million increase in this line, mostly due to the payment of R$ 9.2 million received under the Water Basin Clean-up Program in 3Q17.

7. Financial result

				R$ million
	3Q17	3Q16	Chg.	%
Financial expenses, net of income	(44.5)	(91.7)	47.2	(51.5)
Net monetary and exchange variation	267.4	(85.1)	352.5	(414.2)
Financial result	222.9	(176.8)	399.7	(226.1)

7.1. Financial income and expenses

				R$ million
	3Q17	3Q16	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(28.7)	(28.5)	(0.2)	0.7
Interest and charges on domestic loans and financing	(72.4)	(80.5)	8.1	(10.1)
Other financial expenses	(30.6)	(49.2)	18.6	(37.8)
Total financial expenses	(131.7)	(158.2)	26.5	(16.8)
Financial income	87.2	66.5	20.7	31.1
Financial expenses net of income	(44.5)	(91.7)	47.2	(51.5)

7.1.1. Financial expenses

Decrease of R$ 26.5 million, mainly due to the following events:

•         Interest and charges on domestic loans and financing: decline of R$ 8.1 million, mainly due to the lower CDI rate in 3Q17, compared with 3Q16 (8.14% and 14.13%, respectively); and

•         Other financial expenses: reduction of R$ 18.6 million, mostly due to lower provisioning for interest on court proceedings in 3Q17.

7.1.2. Financial income

Financial income moved up R$ 20.7 million, mostly due to the higher recognition of interest on installment agreements in 3Q17.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	3Q17	3Q16	Chg.	%
Monetary variation on loans and financing	(3.6)	(24.4)	20.8	(85.2)
Currency exchange variation on loans and financing	253.2	(79.2)	332.4	(419.7)
Other monetary variations	(0.9)	(9.1)	8.2	(90.1)
Monetary/exchange rate variation on liabilities	248.7	(112.7)	361.4	(320.7)
Monetary/exchange rate variation on assets	18.7	27.6	(8.9)	(32.2)
Monetary/exchange rate variation, net	267.4	(85.1)	352.5	(414.2)

7.2.1 Monetary and exchange rate variation on liabilities

The effect of monetary and currency variations in 3Q17 was R$ 361.4 million lower than in 3Q16, mainly due to:

•         Reduction of R$ 20.8 million in expenses with monetary variation on loans and financing, due to the lower variation in the IPCA in 3Q17 compared with 3Q16 (0.6% and 1.0%, respectively); and

•         Decrease of R$ 332.4 million in exchange variation on loans and financing, as a result of the devaluation of dollar and yen against the real in 3Q17 (-4.2% and -4.5%, respectively), versus an appreciation of 1.1% and 2.7%, respectively, in 3Q16.

8. Income tax and social contribution

Increase of R$ 155.9 million, mainly due to the higher taxable result reported in the period, which was mostly impacted by the devaluation of dollar and yen against the real in 3Q17, versus an appreciation in 3Q16.

9. Indicators

9.1. Operating

Operating indicators *	3Q17	3Q16%
Water connections (1)	8,807	8,595	2.5
Sewage connections (1)	7,247	7,036	3.0
Population directly served - water (2)	24.9	24.6	1.2
Population directly served - sewage (2)	21.5	21.1	1.9
Number of Employees	13,901	14,172	(1.9)
Water volume produced in the quarter (3)	695	670	3.8
Water volume produced in 9M (3)	2,082	2,006	3.8
IPM - Measured water loss (%)	31.1	31.3	(0.6)
IPDt (liters/connection x day)	306	298	2.7
(1) Total connections, active and inactive, in thousand units at the end of the period
(2) In million inhabitants, at the end of the period. Not including wholesale
(3) In millions of cubic meters
(*) Unaudited

9.2. Financial

Economic Variables at the close of the quarter*	3Q17	3Q16
Amplified Consumer Price Index Variation (%)(1)	0.59	1.04
Referential Rate Variation (%)(1)	0.11	0.58
Interbank Deposit Certificate (%)(2)	8.14	14.13
US DOLAR (R$)(3)	3.1680	3.2462
YEN (R$)(3)	0.02813	0.03207
(1) Quarterly rate (%)
(2) Last day average
(3) R$/previous day price
(*) Unaudited

10. Loans and financing

								R$ million
							2023
INSTITUTION	2017	2018	2019	2020	2021	2022		Total
							Onwards
Local currency
Caixa Econômica Federal	15.9	66.9	69.1	71.5	75.2	79.2	838.4	1,216.2
Debentures	58.7	897.8	1,015.7	573.2	374.6	353.8	255.9	3,529.7
BNDES	22.1	98.3	112.3	94.2	93.8	93.8	538.1	1,052.6
Leasing	4.2	30.3	31.8	33.4	35.1	37.0	387.2	559.0
Others	0.2	1.5	1.4	1.4	1.4	1.3	4.0	11.2
Interest and other charges	50.3	64.8	-	-	-	-	-	115.1
Total Local Currency	151.4	1,159.6	1,230.3	773.7	580.1	565.1	2,023.6	6,483.8
Foreign currency
IADB	39.8	107.4	107.4	107.4	107.4	107.4	1,056.4	1,633.2
IBRD	--	--	9.6	19.3	19.3	19.3	221.4	288.9
Deutsche Bank 350	--	237.6	230.9	--	--	--	--	468.5
Eurobond	--	--	--	1,106.1	--	--	--	1,106.1
JICA	1.2	64.0	108.8	108.8	108.8	108.8	1,108.6	1,609.0
IDB 1983AB	--	75.6	56.0	54.6	24.4	24.4	22.4	257.4
Interest and other charges	36.0	4.8 --				--		40.8
Total in foreign currency	77.0	489.4	512.7	1,396.2	259.9	259.9	2,408.8	5,403.9
Total	228.4	1,649.0	1,743.0	2,169.9	840.0	825.0	4,432.4	11,887.7

11. Capex

In 9M17, capex reached R$ 2.3 billion, including R$ 0.6 billion related to the São Lourenço PPP. Out of the total amount invested by the Company, R$ 1.1 billion has not affected the Company’s cash.

12. Conference calls

In English

November 17, 2017 - Friday

11:00 am  US EST / 02:00 pm  (Brasília)

Dial in: + 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10112024

Click here for the webcast

In Portuguese

November 17, 2017 - Friday

8:30 am  US EST / 11:00 am (Brasília)

Dial in: +55 (11) 3127-4971 or  3728-5971

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3127-4999

Replay ID: 11911941

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	3Q17	3Q16
Net Operating Income	3,536,444	3,745,807
Operating Costs	(2,047,318)	(2,236,740)
Gross Profit	1,489,126	1,509,067
Operating Expenses
Selling	(124,619)	(234,226)
Administrative revenue (expenses)	(233,926)	(218,041)
Other operating revenue (expenses), net	14,642	6,264
Operating Income Before Shareholdings	1,145,223	1,063,064
Equity Result	1,232	525
Earnings Before Financial Results, net	1,146,455	1,063,589
Financial, net	(30,289)	(97,717)
Exchange gain (loss), net	253,158	(79,093)
Earnings before Income Tax and Social Contribution	1,369,324	886,779
Income Tax and Social Contribution
Current	(406,548)	(243,481)
Deferred	(62,251)	(69,411)
Net Income for the period	900,525	573,887
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.32	0.84
Depreciation and Amortization	(324,516)	(280,217)
Adjusted EBITDA	1,456,329	1,337,542
% over net revenue	41.2%	35.7%

Net Operating Income Breakdown		R$ '000
	3Q17	3Q16
Gross operating income	3,712,622	3,951,882
Water suply - retail	1,535,239	1,484,426
Water suply - wholesale	58,366	25,138
Sewage collection and treatment	1,352,755	1,290,092
Sewage collection and treatment - wholesale	10,181	9,783
Construction revenue - water	518,052	770,619
Construction revenue - sewage	194,824	327,180
Other services	43,205	44,644
Gross sales deductions (Cofins/Pasep)	(176,178)	(206,075)
Net operating income	3,536,444	3,745,807

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/17	12/31/2016
Current assets
Cash and cash equivalents	2,101,000	1,886,221
Trade receivables	1,581,066	1,557,472
Related parties and transactions	177,196	202,553
Inventories	123,238	58,002
Restricted cash	15,229	24,078
Currrent recoverable taxes	11,047	42,633
Other receivables	104,336	52,676
Total current assets	4,113,112	3,823,635

Noncurrent assets
Trade receivables	157,867	153,834
Related parties and transactions	649,334	669,156
Escrow deposits	105,708	77,915
Deferred income tax and social contribution	108,550	186,345
Water National Agency – ANA	73,363	81,221
Other receivables	127,642	114,693

Equity investments	35,795	31,096
Investment properties	57,900	57,968
Intangible assets	32,684,419	31,246,788
Property, plant and equipment	259,737	302,383
Total noncurrent assets	34,260,315	32,921,399

Total assets	38,373,427	36,745,034

LIABILITIES AND EQUITY	09/30/17	12/31/2016
Current liabilities
Trade payables	284,833	311,960
Borrowings and financing	1,388,013	1,246,567
Accrued payroll and related charges	598,330	458,299
Taxes and contributions	128,115	168,757
Dividends and interest on capital payable	276	700,034
Provisions	658,621	730,334
Services payable	386,209	460,054
Public-Private Partnership – PPP	33,865	31,898
Program Contract Commitments	129,425	109,042
Other liabilities	117,150	85,563
Total current liabilities	3,724,837	4,302,508

Noncurrent liabilities
Borrowings and financing	10,499,758	10,717,576
Deferred Cofins and Pasep	132,243	138,071
Provisions	443,160	442,741
Pension obligations	3,332,955	3,265,250
Public-Private Partnership – PPP	2,749,339	2,217,520
Program Contract Commitments	81,872	69,051
Other liabilities	146,076	173,106
Total noncurrent liabilities	17,385,403	17,023,315

Total liabilities	21,110,240	21,325,823

Equity
Paid-up capital	10,000,000	10,000,000
Profit reserve	6,182,140	6,244,859
Other comprehensive income	(825,648)	(825,648)
Retained earnings	1,906,695	-
Total equity	17,263,187	15,419,211

Total equity and liabilities	38,373,427	36,745,034

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Sep	Jan-Sep
	2017	2016
Cash flow from operating activities
Profit before income tax and social contribution	2,883,881	3,067,389
Adjustment for:
Depreciation and amortization	974,487	859,055
Residual value of property, plant and equipment and intangible assets written-off	11,528	7,211
Allowance for doubtful accounts	87,480	110,181
Provision and inflation adjustment	138,571	207,313
Pension obligations - curtailment	-	(334,152)
Interest calculated on loans and financing payable	296,665	352,665
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(86,081)	(754,853)
Interest and inflation adjustment losses	6,948	21,434
Interest and inflation adjustment gains	(28,710)	(69,272)
Financial charges from customers	(169,194)	(158,219)
Margin on intangible assets arising from concession	(49,299)	(57,006)
Provision for Consent Decree (TAC)	60,670	12,229
Equity result	(4,699)	(2,278)
Provision from São Paulo agreement	318,920	19,089
Provision for defined contribution plan	-	235
Pension obligations	228,404	288,352
Other adjustments	(10,332)	(6,466)
	4,659,239	3,562,907
Changes in assets
Trade accounts receivable	49,471	(28,316)
Accounts receivable from related parties	68,390	(3,597)
Inventories	(65,200)	13,385
Recoverable taxes	31,586	65,244
Escrow deposits	(17,678)	31,740
Other accounts receivable	(56,751)	88,705
Changes in liabilities
Trade payables and contractors	(217,200)	(9,720)
Services payable	(392,765)	(27,537)
Accrued payroll and related charges	79,361	59,815
Taxes and contributions payable	(151,611)	(106,825)
Deferred Cofins/Pasep	(5,828)	4,120
Provisions	(209,865)	(131,711)
Pension obligations	(160,699)	(134,274)
Other liabilities	7,805	5,144

Cash generated from operations	3,618,255	3,389,080

Interest paid	(494,094)	(535,299)
Income tax and contribution paid	(784,965)	(824,946)

Net cash generated from operating activities	2,339,196	2,028,835

Cash flows from investing activities
Acquisition of intangibles	(1,233,769)	(1,432,336)
Restricted cash	8,849	10,727
Purchases of tangible assets	(12,442)	(23,313)
Net cash used in investing activities	(1,237,362)	(1,444,922)

Cash flow from financing activities
Loans and financing
Proceeds from loans	893,178	493,863
Repayments of loans	(953,482)	(968,124)
Payment of interest on shareholders'equity	(765,933)	(139,399)
Public-Private Partnership – PPP	(23,528)	(22,865)
Program Contract Commitments	(37,290)	(171,137)
Net cash generated by (used in) financing activities	(887,055)	(807,662)

Cash reduce and cash equivalents	214,779	(223,749)

Represented by:
Cash and cash equivalents at beginning of the period	1,886,221	1,639,214
Cash and cash equivalents at end of the period	2,101,000	1,415,465
Cash reduce and cash equivalents	214,779	(223,749)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 29, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.